FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-35084

EXTORRE GOLD MINES LIMITED
(Translation of registrant's name into English)

Suite 1660 - 999 West Hastings Street, Vancouver, British Columbia  V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

The purpose of this amendment to our report on Form 6-K, originally filed with the Securities and Exchange Commission on May 17, 2012 (the “Form 6-K”), is to amend  the Company’s Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012 and 2011 (the “Interim Financial Statements”).  The amendments were necessitated by a comment from the British Columbia Securities Commission.

The amendment to the Interim Financial Statements provides the required disclosure as to the statement of changes in equity for the three month period ended March 31, 2011, as well as, the required disclosure in the notes to the Interim Financial Statements as to compliance with IAS 34.  Outside of these amendments, this Form 6-K/A continues to describe conditions as of our original filing, and does not otherwise modify or amend the original filing or update disclosures contained therein to reflect events that occurred at a later date.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Extorre Gold Mines Limited
(Registrant)

Date: June 21, 2012	By:	/s/ Darcy Daubaras
	Name:	Darcy Daubaras
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Unaudited Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012 and 2011
99.2	Management's Discussion and Analysis for the Three Months Ended March 31, 2012*

 *Previously filed with the Company’s report of Form 6-K as filed with the Securities and Exchange Commission on May 17, 2012.